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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. )

                          AmeriNet Group.com, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock Purchase Warrant

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073A103

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                               Charles J. Scimeca
                       1748 Independence Blvd, Suite D-1
                            Sarasota, Florida 34236
                                 (941) 358-8182
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                     7/8/98

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  03073A103               13D                   Page 2    of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Palmair, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
                                 Not applicable
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

                                      not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Bahamas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         450,000 shares sole voting power held by Charles J. Scimeca until December 1998, then sole voting power held by Palmair.
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING     450,000 shares sole voting power held by Charles J. Scimeca until December 1998, then sole voting power held by Palmair.

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000 shares owned in July of 1998 and voting power held in December of 1998.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    10.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073A103            13D                   Page 3   of 4  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock, AmeriNet Group.com, Inc.


________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Palmair, Inc.

     (b) 55 Fredrick Street, Box CB 13039; Nassau Bahamas

     (c) Consultants

     (d) None

     (e) None

     (f) Bahamas
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Shares were transferred to Palamir in consideration for a debt of $4500 which Charles Scimeca owed to Palamir for construction work done by Palmair.
______________________________________________________________________________
Item 4. Purpose of Transaction.

     (a) Shares were transferred to Palmair in consideration for a debt of $4500 which Charles Scimeca owed to Palmair for construction work done by Palmair.

     (b)  not applicable

     (c)  not applicable

     (d)  Shares were transferred from the Secretary of the issuer.

     (e)  not applicable

     (f)  not applicable

     (g)  not applicable

     (h)  not applicable

     (i)  not applicable

     (j)  not applicable

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  450,000 shares, 10.9% owner

     (b) From 7/8/98 to 12/18/98 was indirect owner of the stock and Charles Scimeca retained voting power during that period.

     (c) From 12/18/98 to present full interest and voting power in 450,000 shares was held by Palmair, Inc.

     (d)  Charles Scimeca retained power of the stock until December 18, 1998.

     (e)  not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock transfer and purchase agreement dated 7/8/98; promissory note 11/10/95; release and transfer of promissory note 12/16/98, letter dated 6/5/98

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Stock transfer and purchase agreement dated 7/8/98; promissory note 11/10/95; release and transfer of promissory note 12/16/98, letter dated 6/5/98 are attached as Exhibits.


________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      10/7/99

                                        ----------------------------------------
                                                         (Date)


                                            /s/ Chrisje Gentis-Vermeulen
                                        ----------------------------------------
                                                       (Signature)

                                               Chrisje Gentis-Vermeulen

                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

PROMISSORY NOTE  (BALLOON)

For VALUE RECEIVED. Charles Scimeca hereby jointly and severally promise to pay to the order of DIEDERICH GENTIS (lender) or any person or entity he designates the sum of Four-thousand five-hundred dollars, ($4,500.00) together with interest thereon at a rate of 8% per annum on the unpaid balance. Said sum shall be paid in the manner following: This note will balloon on December 31, 1998. Interest will accrue. If not paid a lien will be placed on the property where the construction work was completed (320 Island Way #210, Clearwater, FL) by lender. This Note may be prepaid, at any time, in whole, with interest without penalty.

This Note shall at the option of the holder hereof be immediately due and payable upon failure to make any payment due hereunder or for breach of any condition or any security interest, mortgage, pledge agreement or guaranty granted as collateral security for this Note or breach of any condition of any, security agreement or mortgage, if any, having a priority over any security for this Note or upon the filing by any of the undersigned os an assignment for the benefit of creditors, bankruptcy, or for relief under any provisions of the Bankruptcy Code: or by suffering an involuntary petition in bankruptcy or receivership not vacated within thirty days.

In the event this Note shall be in default, and placed with an attorney for collection, then the undersigned agree to pay all reasonable attorney fees and costs of collection.

The undersigned and all other parties to this note, whether as endorsers, guarantors or sureties waive demand, presentment and protest and all notices thereto and further agree to remain bound, notwithstanding and extension, modification, waiver, or other indulgence by any holder or upon the discharge or release of any obligor hereunder or to this note, or upon the exchange, substitution, or release of any collateral granted as security for this Note.

Signed and sealed under penalty of perjury this 10th day of Nov. 1995.

Signature unreadable                 /s/ Charles J. Scimeca /s/
-------------------------------
                                     --------------------------------------
Witness                                      Borrower



Date   11/10/95

Signature unreadable                 /s/ Diederich Gentis /s/
-------------------------------
                                    ------------------------------------------
Witness                                      Lender



Date  11/10/95

RESOLUTION:

AUTHORIZE CONTRACT

RESOLVED, that the Corporation enter into a contract with CHARLES J. SCIMECA for the general purposes of: STOCK PURCHASE and authorizing CHRISJE GENTIS-VERMEULEN to execute the contract for the corporation.

And all upon such terms and conditions as are set forth in an agreement between the parties as annexed hereto.

The undesigned hereby certifies that he/she is the duly elected and qualified Secretary and the custodian of the books and records and seal of Palmair, Inc., a corporation duly formed pursuant to the country of the Bahamas and that the foregoing is a true record of a resolution duly adopted at a meeting of the Board of Directors, and that said meeting was held in accordance with law and the Bylaws of the above-mentioned named Corporation and that said resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF: I have executed my name as Secretary and have hereunto affixed the corporate seal of the above named Corporation this 11th day of April, 1998.

A true record.

Attest
                                  /s/ C. Gentis Vermeulen /s/
                                      ---------------------------
                                      Secretary

                STOCK TRANSFER AND PURCHASE AGREEMENT

THIS  AGREEMENT ENTERED INTO THIS 5TH DAY OF JULY 1998 BETWEEN
CHARLES J. SCIMECA HEREIN AFTER REFERRED TO AS TRANSFEROR/SELLER OR
TS) AND PALMAIR, INC. (TRANSFEREE/PURCHASER OR TP).

FOR VALUABLE CONSIDERATION (TS) WILL TRANSFER/SELL 450,000 SHARES OF EQUITY GROWTH SYSTEMS, INC. COMMON STOCK, THAT HE OWNS TO (TP), STOCK CERTIFICATES #027, #063, #130. (TP) UNDERSTANDS THIS STOCK IS RESTRICTED UNDER RULE 144. (TS) WILL RETAIN VOTING RIGHTS FOR THE 450,000 SHARES UNTIL DECEMBER 31, 1998 BECAUSE OF THE CHANGES EQUITY GROWTH SYSTEMS IS EXPERIENCING. THE ACTUAL SALE FOR THIS TRANSACTION FOR TAX AND RULE 144 PURPOSES WILL BE ON OR BEFORE DECEMBER 31, 1998, AT WHICH TIME (TP) WILL PAY TO (TS) $4,500.00 USA CURRENCY OR FORGIVE ALL DEBT OWED TO HER SON DIEDERICH GENTIS BY CHARLES SCIMECA (WHICH IS AGREEABLE TO
HIM).

(TS) GRANTS TO (TP) AN OPTION TO PURCHASE AT DOUBLE THE THEN CURRENT PAR VALUE PER SHARE IN (USA FUNDS) ALL RIGHTS THAT (TS) ACQUIRES FROM EQUITY GROWTH SYSTEMS, INC FOR PURCHASE OF EQUITY GROWTH SYSTEMS STOCK INCLUDING STOCK OPTIONS WARRANTS OR OTHER TYPES OF STOCK OWNERSHIP RIGHTS FOR A PERIOD OF 6 MONTHS. (TP) HAS 9 MONTHS FROM THE ISSUANCE DATE TO EXERCISE THEIR OPTION.

(TS) WILL KEEP (TP) OR HER FAMILY MEMBERS OR OTHER STOCK HOLDERS INFORMED OF DATES THAT ARE IMPORTANT TO THE TERMS OF THIS CONTRACT.

FOR PRIVACY REASONS FOR THE BENEFIT OF PALMAIR STOCKHOLDERS THIS CONTRACT SHALL NOT BE RECORDED OR MADE PUBLIC RECORD.

IF THIS AGREEMENT HAS TO BE ENFORCED BY ANY TYPE OF LEGAL PROCEDURE THE PREVAILING PARTY SHALL BE AWARDED THEIR LEGAL FEES.

PROOF OF AUTHORITY TO EXECUTE THIS AGREEMENT IS ATTACHED AS EXHIBIT
A.

/s/ Charles J. Scimeca /s/             /s/ C. Gentis Vermeulen /s/
-----------------------------        ---------------------------------------
TRANSFEROR/SELLER                           TRANSFEREE/PURCHASER

DATE   July 5,1998                           Date 7/8/98

WITNESS        Signatures unreadable

Coast To Coast Realty Group, Inc.
1290 N. Palm Avenue
Sarasota, Florida 34236
Telephone (941) 358-8182
Facsimile (941) 358-8423
24 Hour (941) 374-0891

Charles J. Scimeca

June 5, 1999

CHRISJE Gentis Vermeulen
Brouwrij 8
Breukelen (UTR) 3621
The Netherlands

Dear Chrisje:

It has been brought to my attention by the attorney for Equity Growth Systems, Inc. That our contract dated July 5, 1998 has an error in what we agreed to. Please note in paragraph (5) we agreed not to record or make public record the contract. This is going to be impossible. The details of the contract have to be disclosed to Securities and Exchange Commission. In addition to this, a form 13-G which pertains to certain disclosures of the stockholders of Palmair. If you cannot meet these requirements for any reason we will have to cancel our agreement and I will pay you back the $4,500.00 plus the interest that you were going to apply to the options .

I have to know your answer immediately because of the filing requirements. Please sign where indicated and return.

Sincerely,

/s/ Charles J. Scimeca /s/

/s/ Chrisje Gentis Vermeulen /s/
----------------------------------------------
AGREE TO DISCLOSE                    DATE

----------------------------------------------
NOT AGREE TO DISCLOSE AND            DATE
CANCEL COST


RELEASE/TRANSFER AND PAYMENT OF PROMISSORY NOTE

For value received Diederich Gentis(personally)and Chrisje Gentis-Vermeulen on behalf of Palmair, Inc. accept 450,000 shares of Equity Growth Systems, inc. Common Stock (#027, 065, 130) as full payment for the promissory note dated November 10, 1995 (attached as Exhibit A. All parties agree that Diederich Gentis is assigning this note to Chrisje Gentis-Vermeulen (his mother) and Director and shareholder of Palmair, Inc.

The interest owned on the note is $1,117.00. This amount is to be credited to the payment for the Equity Growth Systems, inc. options that Palmair, Inc. has an option tp purchase. If the option is not exercised by the exercise date Charles Scimeca will pay this amount within 30 days.

Agreed by all parties


/s/ Diederich Gentis /s/      December 12, 1998

/s/ Chrisje Gentis-Vermeulen /s/     12-16-98

/s/ Charles J. Scimeca /s/    December 12, 1998